Exhibit (a)(1)(E)

FORM OF EMAIL

CONFIRMING RECEIPT OF OPTION EXCHANGE ELECTION

From: Aon

Subject: Confirmation of Receipt of Option Exchange Election

This email is to confirm receipt of the changes to your options through Aon's UWSO Exchange Site. If you did not make these changes and believe you are receiving this email in error, please contact totalrewards@interceptpharma.com for further instructions.

The elections that have been made to your account on < > are as follows:

Grants you have chosen to exchange:

•	Transaction #< >: Grant Number < > with < > outstanding options and an expiration date of < > was exchanged at a ratio of < > to 1. Following completion of the tender offer, you will have < > of these new options outstanding.

•	Transaction #< >: Grant Number< > with < > outstanding options and an expiration date of < > was exchanged at a ratio of < > to 1. Following completion of the tender offer, you will have < > of these new options outstanding.

If you have any questions regarding these changes, please contact totalrewards@interceptpharma.com referencing the transaction numbers listed above.

Your Election may be changed or withdrawn at any time before 11:59 p.m., Eastern Time, on Friday, September 17, 2021, unless the Exchange Offer is extended. You should direct questions about the Exchange Offer or requests for assistance (including requests for additional or paper copies of the Exchange Offer, Election Form, Notice of Withdrawal or any other documents relating to the Exchange Offer) by email to totalrewards@interceptpharma.com. Capitalized terms used but not otherwise defined in this email shall have the meanings set forth in the Offer to Exchange Eligible Options for New Options, dated August 16, 2021.

This is an automatically generated email. Please do not respond to this email as this mailbox is not monitored.